UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

American Defense Systems, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

025351 107

(CUSIP Number)

Anthony Piscitelli

American Defense Systems, Inc.

230 Duffy Avenue,

Hicksville, NY 11801

(516) 390-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Greenberg Traurig, LLP

1750 Tysons Boulevard

Suite 1200

McLean, Virginia 22102

Attention:  Jeffrey R. Houle, Esq.

(703) 749-1300

May 22, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 025351 107

1.	Names of Reporting Persons Anthony Piscitelli

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,217,394(1)

	9.	Sole Dispositive Power 8,217,394(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,217,394(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.6%(2)

14.	Type of Reporting Person (See Instructions) IN

(1)  Includes 150,000 shares of common stock issuable upon exercise of options.

(2)  Based on 39,760,952 shares of common stock outstanding.

CUSIP No. 025351 107

This Amendment No. 1 relates to the Statement of Beneficial Ownership on Schedule 13D originally filed by Anthony Piscitelli on April 25, 2008 (the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged.  All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background

Item 2  of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is filed on behalf of Anthony Piscitelli (the “Reporting Person”).

This Schedule 13D relates to (i) 8,067,394 shares of Common Stock and (ii) 150,000 shares of Common Stock issuable upon exercise of options held by the Reporting Person.

The business address of the Reporting Person is American Defense Systems, Inc., 230 Duffy Avenue, Hicksville, New York 11801.  The Reporting Person is currently serving as President, Chief Executive Officer, and Chairman of the Board of Directors of the Issuer.

During the past five years, the Reporting Person has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

The Reporting Person is a citizen of the United states.

Item 4.	Purpose of Transaction

Item 4  of the Schedule 13D is hereby amended and restated as follows:

The Reporting Person acquired the shares of Common Stock owned by him for investment purposes.  The Reporting Person may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Person, acquire additional shares.  The Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to his investment and, subject to the Lock-up Agreement and the Voting Agreement described in Item 6, take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Common Stock which he now owns or may hereafter acquire.

At the date of this Statement, the Reporting Person, except as set forth in this Statement and the Voting Agreement described in Item 6, and consistent with the Reporting Person’s position with the Issuer, has no plans or proposals which would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)            Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

As of the date of this report, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 8,217,394 shares of Common Stock, which represents approximately 20.6% of the Common Stock outstanding as of May 13, 2009.  The Reporting Person has sole power to dispose or direct the disposition of all of such shares.  Pursuant to the Voting Agreement described in Item 6 below, the Reporting Person shares voting power with respect to all such shares with West Coast Opportunity Fund, LLC (“WCOF”).

WCOF, a Delaware limited liability company, is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments.  The address of its principal office is c/o West Coast Asset Management, 1205 Coast Village Road, Montecito, CA 93108.  To the knowledge of the Reporting Person, during the past five years, WCOF has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

All of the percentages calculated in this statement are based upon an aggregate of 39,760,952 shares of Common Stock outstanding as of May 13, 2009.

Schedule A annexed hereto lists all transactions by the Reporting Person in the Issuer’s securities in the last 60 days.  Except for the transactions described on Schedule A, which information is incorporated herein by reference, there have been no other transactions in the securities of the Issuer by the Reporting Person in the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated  as follows:

In connection with a Settlement Agreement, Waiver and Amendment (the “Settlement Agreement”) by and among the Issuer and WCOF, Centaur Value Partners, LP (“Centaur Value”) and United Centaur Master Fund (“United Centaur”, and collectively with Centaur Value and WCOF, the “Series A Holders”), the Reporting Person entered into a lock up agreement with the Issuer (the “Lock-up Agreement”), pursuant to which the Reporting Person has agreed that, for so long as any shares of the Company’s Series A Convertible Preferred Stock (the “Series A Preferred”) remain outstanding, he will not sell any shares of Common Stock owned by him as of May 22, 2009.

Also pursuant to the terms of the Settlement Agreement, on May 22, 2009, the Reporting Person entered into an Irrevocable Proxy and Voting Agreement with the Series A Holders (the “Voting Agreement”), pursuant to which the Reporting Person has agreed, among other things, that if the Company fails to redeem $7,500,000 in stated value of the Series A Preferred by December 31, 2009, he will vote all shares of the Company’s voting stock owned by him in favor of (i) reducing the conversion price of the Series A Preferred from $2.00 to $0.50 and (ii) amending the Company’s certificate of incorporation to grant the Series A Holders the right to elect two persons to serve on the board of directors (collectively, the “Company Actions”).  The Reporting Person also appointed WCOF as his proxy to vote his shares of the Company’s voting stock in favor of the Company Actions, and against approval of any opposing or competing proposal, at any stockholder meeting or written consent of the Company’s stockholders at which such matters are considered.

The descriptions of the terms of the Lock-Up Agreement and the Voting Agreement contained herein are qualified in their entireties to the full text of such agreements, which are filed as exhibits to the Issuer’s Current Report on Form 8-K, filed on May 26, 2009.

Item 7.	Material to be Filed as Exhibits

Exhibit 1.  Form of Lock-up Agreement executed by each of the directors and executive officers of the Company (included as exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed on May 26, 2009, and incorporated herein by reference).

Exhibit 2.  Irrevocable Proxy and Voting Agreement by and among Anthony Piscitelli and the Series A Holders, dated May 22, 2009 (included as exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed on May 26, 2009, and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 27, 2009
ANTHONY PISCITELLI

/s/ Anthony Piscitelli
Name: Anthony Piscitelli

EXHIBIT INDEX

Exhibit
Number	Description

1

Form of Lock-up Agreement executed by each of the directors and executive officers of the Company (included as exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed on May 26, 2009, and incorporated herein by reference).

2

Irrevocable Proxy and Voting Agreement by and among Anthony Piscitelli and the Series A Holders, dated May 22, 2009 (included as exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed on May 26, 2009, and incorporated herein by reference).

SCHEDULE A

This schedule sets forth information with respect to each purchase of Common Stock which was effectuated by the Reporting Person within the last 60 days.  All transactions were effectuated in the open market through a broker.

Purchase of Shares effected by the Reporting Person

Date	Number of Shares Purchased	Price per Share($)	Aggregate Price($)(1)
5/21/2009	500	0.6601	330.05
5/21/2009	500	0.66	330
5/21/2009	5800	0.69	4002
5/21/2009	300	0.6899	206.97
5/21/2009	100	0.6816	68.16
5/21/2009	100	0.6754	67.54
5/21/2009	100	0.673	67.3
5/21/2009	200	0.6509	130.18
5/21/2009	400	0.6501	260.04
5/21/2009	800	0.6699	535.92
5/21/2009	5300	0.68	3604
5/21/2009	1300	0.687	893.1
5/21/2009	1600	0.6901	1104.16
5/22/2009	3000	0.71	2130

(1) Excludes commissions and other execution-related costs.